EXHIBIT 99.1

YAMANA GOLD PROVIDES PRELIMINARY 2017 OPERATIONAL RESULTS AND AN UPDATE ON CONSTRUCTION ACTIVITIES AT CERRO MORO

TORONTO, ONTARIO, January 11, 2018 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides preliminary fourth quarter and full year production results for 2017. The Company is also pleased to report on construction activities at its Cerro Moro project in Argentina.

FOURTH QUARTER AND 2017 OPERATIONAL HIGHLIGHTS

•	Strong production momentum continued into the fourth quarter and for the full year 2017. Preliminary fourth quarter and full year 2017 production results from Yamana’s six mines are presented in the following tables.

Yamana Mines	Fourth Quarter 2017 Preliminary Production	Full Year 2017 Preliminary Production	2017 Full Year Guidance
Total Gold Production (oz.)	259,000	977,000	960,000
Total Silver Production (oz.)	1,170,000	5,005,000	5,000,000
Total Copper Production (m lbs.)	34.0	127.0	125.0

	Fourth Quarter 2017 Preliminary Production	Full Year 2017 Preliminary Production
Gold (oz.)
Chapada	36,000	120,000
El Peñón	39,000	160,000
Canadian Malartic (50%)	81,000	317,000
Gualcamayo	45,000	154,000
Minera Florida	24,000	90,000
Jacobina	34,000	136,000
Silver (oz.)
Chapada	72,000	253,000
El Peñón	1,052,000	4,282,000
Minera Florida	47,000	470,000

•	Full year production for both gold and copper exceeded the higher guidance levels set in October, which, for gold, was the second increase of the year. Original guidance set in February 2017 was for 920,000 ounces of gold, 4.74 million ounces of silver, and 120 million pounds of copper.

(All amounts are expressed in United States dollars unless otherwise indicated.)

•	Production for all metals was delivered at costs in line with or better than guidance for the full year.
•	2017 production from Yamana’s mines is a significant production platform which the Company expects to enhance in 2018 through further operational improvements and with the startup of the high-grade Cerro Moro gold-silver mine.
•	More detailed information relating to production and costs along with financial results, Mineral Reserve and Mineral Resource estimates, and guidance for 2018 to 2020 will be provided on February 15, 2018.

CERRO MORO CONSTRUCTION UPDATE – ON TIME AND ON BUDGET

•	Cerro Moro construction activities advanced in the fourth quarter according to plan. The commissioning and ramp up schedule has Cerro Moro well positioned to achieve previously provided production guidance.
•	Notable milestones achieved in the fourth quarter include:
o	Underground and open pit mine development is now being managed by Operations having already transitioned from Technical Services.
o	Underground development in 2017 progressed according to plan and produced a high grade stockpile of approximately 16,265 tonnes grading 27 grams per tonne (“g/t”) gold and 1,725 g/t silver.
o	Open pit operations have commenced with mobilization beginning in December and development activities are now underway at the high grade Escondida Central pit, where the ore zone starts at surface.
o	In the processing facility, completion of the mechanical discipline was achieved at year end 2017 while electrical and instrumentation activities are scheduled to be completed in the first quarter of 2018.
•	Expenditures for the 12 months ending December 31, 2017 totaled approximately $172 million with the scope of activities and level of spend in line with plan of $178 million and the project remains on budget. The Company expects the balance of planned expenditures to be spent in the first half of 2018 with the majority in the first quarter. In line with plan, mill commissioning is scheduled for the first quarter of 2018 with ramp up of operations expected in the second quarter.
•	The Company is expecting to account for production from Cerro Moro as commercial production before mid-year. As a result, nearly all of the 2018 production contribution from Cerro Moro is expected to contribute to cash flow.

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COPPER ADVANCED SALES PROGRAM

Yamana is also pleased to report that it has entered into a copper advanced sales program pursuant to which the Company will receive $125.0 million on January 12, 2018 in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. This production represents approximately one third of planned production in the period of the program or approximately 16 per cent of the total production for 2018 and 2019. Copper is expected to be delivered against these prepaid volumes coincident with planned shipments of concentrate from its Chapada mine.

The program allows a better balance of cash flows quarter over quarter in that cash flows that would be generated from the production and sales of copper in later periods is being realized in this quarter which is normally a weaker quarter for cash flows and which, in this case, also coincides with the final quarter of significant capital expenditure in relation to Cerro Moro.

A further benefit of the copper advance sales program is the mitigation of risk of net debt increases in this pivotal development period for Cerro Moro, a period in which capital expenses continue to be incurred while production has not yet begun and cash flows have not yet been generated from that operation. Additionally, the proceeds of the program are expected to provide the added benefit of savings in interest that would have otherwise been payable on the Company’s revolving credit facility.

The cash consideration will be treated as deferred revenue to be amortized, and the revenue recognized, over the second half of 2018 and first half of 2019 when the physical deliveries of copper occur under the prepaid sales.  The cash consideration will be included in operating cash flow for the first quarter of 2018. The Company effected the copper advanced sales program through Canadian Imperial Bank of Commerce and Bank of America Merrill Lynch.

In relation with these matters, Peter Marrone, Yamana’s Chairman and Chief Executive Officer, commented, “We are pleased with our strong operational performance. We have met and significantly exceeded production at low costs that are consistent with our costs guidance. We are also very pleased with the advancement of Cerro Moro, which is on schedule to begin operations in a few months. The copper advanced sales program is part of a series of steps we have undertaken, and continue to undertake, as part of a program begun several years ago, to definitively improve and settle our balance sheet and financial status, all in preparation of the start-up of Cerro Moro. We expect Cerro Moro to meaningfully increase our cash flows based on its planned strong production of precious metals at low costs, costs that are among the lowest in the industry. We are now well positioned with our six, and soon to be seven, producing mines along with a strong pipeline of advancing assets and opportunities.”

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FINANCIAL RESULTS RELEASE

The Company will release its fourth quarter and full year 2017 operational and financial results after market close on Thursday, February 15, 2018 followed by a conference call and webcast on Friday, February 16, 2018 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2017 Conference Call Details

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7856108

The conference call replay will be available from 12:00 p.m. ET on February 16, 2018 until 11:59 p.m. ET on March 3, 2018.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

416-815-0220

1-888-809-0925

Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the advancement of Cerro Moro and, the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, risks related to the advanced sales program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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